Exhibit 99.1

Youxin Technology Ltd Reports Financial Results for Fiscal Year 2025

GUANGZHOU, China, Jan. 29, 2026 /PRNewswire/ — Youxin Technology Ltd (Nasdaq: YAAS) (the “Company” or “Youxin Technology”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced its financial results for the fiscal year ended September 30, 2025.

Mr. Shaozhang Lin, Chief Executive Officer of Youxin Technology Ltd, commented, “In fiscal year 2025, we successfully completed our initial public offering and a follow-on offering, which substantially improved the Company’s liquidity and strengthened financial foundation. A key part of the R&D progress was the successful integration of AI models into our PaaS platform, enabling the generation of complex customized code through natural language and conversational interaction, which significantly enhanced development efficiency and user experience. With AI-enhanced solutions, we have already attracted clients from a broader range of industries, including cosmetics and cruise lines, and have reinforced the scalability of our platform. In parallel, by serving customers across multiple industries, we continued to expand the functionality of our PaaS platform and build multi-industry service capabilities, laying a solid foundation for a potential performance inflection in fiscal year 2026.”

Mr. Lin added, “Fiscal year 2025 marked a year of execution and capability building. Total revenues reached $0.54 million, representing a 3% increase from fiscal year 2024, primarily driven by the restart of our customized customer relationship management (CRM) system development services. Our net loss for the year was largely attributable to non-recurring items, including IPO- and follow-on-offering-related professional fees, warrant-related expenses, and investment losses, rather than any deterioration in our core operating performance.”

Mr. Lin continued, “The successful acquisition of Celnet Technology Co., Ltd. on October 29, 2025 advanced our internationalization strategy and enhanced our ability to serve multinational and large domestic enterprises through its extensive Salesforce implementation experience, further improving the practicality and enterprise readiness of our PaaS platform. Looking ahead, we plan to fully commercialize our R&D achievements and aim to achieve operating breakeven by fiscal year 2026. We will continue to promote our PaaS and SaaS solutions across various sectors and, together with our partners, pursue opportunities to expand into international markets, positioning the Company to support customers’ overseas expansion and sustainable growth in 2026 and beyond.”

Fiscal Year 2025 Financial Overview

●	Revenue was $0.54 million in fiscal year 2025, an increase of 3% from $0.52 million in fiscal year 2024.
●	Gross profit was $0.18 million in fiscal year 2025, compared to $0.34 million in fiscal year 2024.
●	Gross margin was 33% in fiscal year 2025, compared to 66% in fiscal year 2024.
●	Net loss was $9.65 million in fiscal year 2025, compared to $1.28 million in fiscal year 2024, mainly due to the professional fees incurred during the IPO and the follow-up offering, investment loss, and loss on issuance of warrant liabilities.
●	Cash was $9.91 million as of September 30, 2025, compared to $0.02 million as of September 30, 2024, significantly increasing cash reserves and liquidity.

Fiscal Year 2025 Financial Results

Revenues

Total revenues were $0.54 million in fiscal year 2025, an increase of 3% from $0.52 million in fiscal year 2024. The increase was mainly because the Company restarted the customized CRM system development services.

	For the years ended September 30,
	2025			2024
($)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Professional services	515,684	356,807	31%	275,314	158,880	42%
Payment channel services	21,590	-	100%	206,526	-	100%
Others	2,200	2,702	(23)%	39,401	20,768	47%
Total	539,474	359,509	33%	521,241	179,648	66%

Revenue from professional services was $0.52 million in fiscal year 2025, an increase of 87% from $0.28 million in fiscal year 2024.

●	Revenue from customized CRM system development services was $0.29 million in fiscal year 2025. The Company did not generate revenue from customized CRM system development services in fiscal year 2024. The increase was mainly due to the Company restarting the customized CRM system development service.

●	Revenue from the additional function development services was $38,808 in fiscal year 2025, a decrease of 9% from $42,758 in fiscal year 2024. The decrease was mainly due to the less new needs of the function development from the existing clients for fiscal year 2025.

●	Revenue from subscription services was $0.19 million in fiscal year 2025, a decrease of 18% from $0.23 million in fiscal year 2024. The decrease was mainly due to the decreasing customized CRM system development services from 2023 to 2024, which led to the Company to provide less subscription service in the following periods.

Cost of Revenues

Cost of revenues was $0.36 million in fiscal year 2025, an increase of 100% from $0.18 million in fiscal year 2024.

Gross Profit

Gross profit was $0.18 million in fiscal year 2025, compared to $0.34 million in fiscal year 2024.

Gross margin was 33% in fiscal year 2025, compared to 66% in fiscal year 2024.

Operating Expenses

Operating expenses were $3.04 million in fiscal year 2025, compared to $1.73 million in fiscal year 2024.

●	Selling expenses were $0.13 million in fiscal year 2025, an increase of 38% from $0.09 million in fiscal year 2024. The increase was mainly due to the increase in advertising and promotion expenses. The increase of advertising and promotion expenses by $25,661 or 3,270% was primarily due to an increase in putting effort to the business promotion to expand customer base for fiscal year 2025, compared to fiscal year 2024.

●	General and administrative expenses were $2.75 million in fiscal year 2025, an increase of 454% from $0.50 million in fiscal year 2024. The increase for fiscal year 2025 was primarily due to the professional fees incurred during the IPO and the follow-up offering that were not directly attributable of the offerings were expensed as incurred.

●	Research and development expenses were $0.16 million in fiscal year 2025, a decrease of 86% from $1.14 million in fiscal year 2024. The decrease was primarily attributed to the decrease in labor related costs including salary and welfare by $0.90 million or 94% for fiscal year 2025 compared to fiscal year 2024.

Other Income (Expense), Net

Total net other expense was $6.79 million in fiscal year 2025, compared to total net other income of $0.11 million in fiscal year 2024, primarily due to loss from investments of $2.74 million, issuance costs allocated to warrant liabilities of $0.88 million, and loss on issuance of warrant liabilities of $5.80 million in fiscal year 2025, partly offset by gains from change in fair value of warrant liabilities of $2.65 million.

Net Loss

Net loss was $9.65 million in fiscal year 2025, compared to $1.28 million in fiscal year 2024.

Basic and Diluted Loss per Share

Basic and diluted loss per share was $1.04 in fiscal year 2025, compared to $0.14 in fiscal year 2024.

Financial Condition

As of September 30, 2025, the Company had cash of $9.91 million, compared to $0.02 million as of September 30, 2024.

Net cash used in operating activities was $3.91 million in fiscal year 2025, compared to $0.73 million in fiscal year 2024.

Net cash used in investing activities was $3.03 million in fiscal year 2025, compared to net cash provided by investing activities of $360 in fiscal year 2024.

Net cash provided by financing activities was $16.79 million in fiscal year 2025, compared to $0.43 million in fiscal year 2024.

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For more information, please contact:

Youxin Technology Ltd.

Investor Relations Department

Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

YOUXIN TECHNOLOGY LTD

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 and 2024

(Expressed in U.S. dollars, except for the number of shares)

	September 30, 2025	September 30, 2024
ASSETS
CURRENT ASSETS
Cash	$9,912,327	$18,372
Restricted cash	24,298	24,649
Accounts receivable, net	213,772	176,607
Deferred contract costs	13,103	-
Amount due from a related party	17,486	-
Prepaid expenses and other current assets	295,559	122,676
Total current assets	10,476,545	342,304

NON-CURRENT ASSETS
Property and equipment, net	2,518	3,948
Deferred offering costs	-	478,108
Operating lease right-of-use assets	78,862	123,170
Other non-current assets	10,457	10,608
Prepayment for acquisition	210,704	-
Total non-current assets	302,541	615,834

TOTAL ASSETS	$10,779,086	$958,138

LIABILITIES

CURRENT LIABILITIES
Short-term bank loan	$318,865	$323,472
Accounts payable	34,190	31,350
Contract liabilities	30,024	215,768
Amount due to related parties	-	1,067,119
Operating lease liabilities - current	46,190	42,277
Payroll payable	1,134,532	1,869,436
Warrant liabilities	902,287	-
Accrued expenses and other current liabilities	87,439	40,299
Total current liabilities	2,553,527	3,589,721

Operating lease liabilities - non-current	35,306	82,674
Total non-current liabilities	35,306	82,674

TOTAL LIABILITIES	$2,588,833	$3,672,395

COMMITMENTS AND CONTINGENCIES (NOTE 17)

SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares, ($0.008 par value, 5,000,000 shares authorized, 2,325,550 and 278,809 shares issued and outstanding as of September 30, 2025 and 2024, respectively) (1)	18,604	2,230
Class B ordinary shares, ($0.0001 par value, 100,000,000 shares authorized, 8,945,307 shares issued and outstanding as of September 30, 2025 and 2024, respectively)	895	895

Share subscription receivables	-	(3,125)
Additional paid-in capital	32,614,603	12,154,929
Accumulated deficit	(25,065,907)	(15,419,765)
Accumulated other comprehensive income	622,058	550,579
Total shareholders’ equity (deficit)	8,190,253	(2,714,257)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$10,779,086	$958,138

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 80-for-1 reverse share split for Class A ordinary share of Youxin Technology Ltd, which was effective on September 30, 2025.

YOUXIN TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 and 2023

(Expressed in U.S. dollars, except for the number of shares)

	Years Ended September 30,
	2025	2024	2023
REVENUES	$539,474	$521,241	$895,978

COST OF REVENUES	(359,509)	(179,648)	(352,676)

GROSS PROFIT	179,965	341,593	543,302

OPERATING EXPENSES
Selling expenses	(130,792)	(94,481)	(225,926)
General and administrative expenses	(2,746,298)	(496,006)	(589,372)
Research and development expenses	(158,190)	(1,139,922)	(2,152,602)
Total operating expenses	(3,035,280)	(1,730,409)	(2,967,900)

NET LOSS FROM OPERATIONS	(2,855,315)	(1,388,816)	(2,424,598)

OTHER (EXPENSE) INCOME
Other income	539	134,802	99,053
Other expense	(24,271)	(21,435)	(17,693)
Loss from investments	(2,736,514)	-	-
Issuance costs allocated to warrant liabilities	(876,282)	-	-
Loss on issuance of warrant liabilities	(5,802,241)	-	-
Change in fair value of warrant liabilities	2,647,942	-	-
Total other (expense) income, net	(6,790,827)	113,367	81,360

NET LOSS BEFORE TAXES	(9,646,142)	(1,275,449)	(2,343,238)

Income tax expense	-	(5,212)	-

NET LOSS	(9,646,142)	(1,280,661)	(2,343,238)

Accretion to redeemable preferred equity	-	-	(326,837)
Net loss attributable to ordinary shareholders	(9,646,142)	(1,280,661)	(2,670,075)

NET LOSS	(9,646,142)	(1,280,661)	(2,343,238)

Other comprehensive income (loss)
Foreign currency translation income (loss)	71,479	(72,056)	(212,292)

TOTAL COMPREHENSIVE LOSS	$(9,574,663)	$(1,352,717)	$(2,555,530)

Basic and diluted loss per share (1)(2)	$(1.04)	$(0.14)	$(0.29)

Weighted average number of ordinary shares outstanding - basic and diluted (1) (2)	9,311,589	9,224,116	9,224,116

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 80-for-1 reverse share split for Class A ordinary share of Youxin Technology Ltd, which was effective on September 30, 2025.
(2)	Giving retroactive effect to the issuance of ordinary shares effected on April 21, 2023.

YOUXIN TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 and 2023

(Expressed in U.S. dollars, except for the number of shares)

	Years Ended September 30
	2025	2024	2023
Cash flows from operating activities
Net loss	$(9,646,142)	$(1,280,661)	$(2,343,238)
Adjustments to reconcile net loss to cash used in operating activities:
Loss (gain) on disposal of property and equipment	-	572	(357)
Amortization of right-of-use assets	42,002	101,888	204,715
Loss from Investments, net	2,814,514	-	-
Change in fair value of warrant liabilities	(2,647,942)	-	-
Issuance costs allocated to warrants liabilities	876,282	-	-
Loss on issuance of warrant liabilities	5,802,241	-	-
Depreciation	1,355	6,816	12,293
Credit loss provision	-	4,664	-
Loss from termination of right-of-use assets	-	183	369
Changes in operating assets and liabilities
Accounts receivable	(39,166)	52,210	94,595
Prepaid expenses and other current assets	(172,366)	18,020	69,605
Deferred contract costs	(13,103)	-	30,192
Amount due from a related party	(17,260)	-	-
Other non-current assets	-	16,950	28,368
Accounts payable	2,840	(21,098)	(14,007)
Operating lease liabilities	(43,455)	(100,073)	(207,881)
Payroll payable	(734,904)	404,216	102,096
Accrued expenses and other current liabilities	47,096	19,107	(18,026)
Contract liabilities	(185,744)	49,140	(268,907)
Net cash used in operating activities	(3,913,752)	(728,066)	(2,310,183)

Cash flows from investing activities
Proceeds from dispose of property and equipment	-	360	815
Purchase of short-term investment	(3,800,000)	-	-
Redemption of short-term investment	979,031	-	-
Prepayment for acquisition	(207,972)	-	-
Net cash (used in) provided by investing activities	(3,028,941)	360	815

Cash flows from financing activities
Loan from related parties	-	792,283	284,292
Repayment to related parties	(1,038,283)	-	-
Repayment of short-term bank loan	(314,731)	(315,090)	-
Proceeds from short-term bank loan	314,731	315,090	321,834
Proceeds from issuance of ordinary shares upon initial public offering, net of underwriting commissions, discounts and other offering costs of $1,253,000	9,097,000	-	-
Proceeds from issuance of units upon follow-on offering, net of underwriting commissions, discounts and other offering costs of $730,000	5,270,064	-	-
Proceeds from issuance of ordinary shares upon exercise of Series A Warrants	4,486,999	-	-
Proceeds from issuance of ordinary shares upon exercise of Series B Warrants	731	-	-
Payment of offering costs	(1,028,932)	(360,893)	(121,248)
Collection of subscription receivable	3,125	-	-
Net cash provided by financing activities	16,790,704	431,390	484,878

Effect of exchange rates on cash and restricted cash	45,593	(59,713)	5,194

Net increase (decrease) in cash and restricted cash	9,893,604	(356,029)	(1,819,296)

Cash and restricted cash at beginning of year	43,021	399,050	2,218,346

Cash and restricted cash at end of year	$9,936,625	$43,021	$399,050

Cash	$9,912,327	$18,372	$399,050
Restricted cash	$24,298	$24,649	$-
Cash and restricted cash at end of year	$9,936,625	$43,021	$399,050

Supplemental disclosure of cash flow information
Cash paid for interest expenses	$9,377	$10,237	$257
Cash paid for income tax	$264	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Accretion to redeemable preferred equity	$-	$-	$326,837
Exchange redeemable preferred equity with Class A ordinary shares	$-	$-	$12,154,929
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$-	$140,844	$-
Deferred offering costs charged against additional paid-in capital	$478,108	$-	$-